--------------------------------------------------------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                             dated November 15, 2002


                                WORLD GAMING PLC
                                ----------------
                    (Exact Name as Specified in its Charter)


                                       N/A
                                       ---
                       (Translation of Registrant's Name)


                                  Station House
                                  Station Road
                                 Barnes Common
                            London SW13OHT, England
                  Tel: (44) 20 8392 2939 Fax: (44) 20 8392 1000
                  ---------------------------------------------
               (Address of principal executive offices) (Zip code)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F   X    Form 40-F
                   -----            -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes              No   X
             -----           -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

--------------------------------------------------------------------------------

Attached hereto as an exhibit to this Form 6-K are the Registrant's unaudited consolidated financial statements at and for the three and six months period ended June 30, 2002, and related Management's Discussion and Analysis of Financial Condition and Results of Operations.

The document set forth as an exhibit to this Form 6-K is incorporated herein by reference.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:    November 15, 2002

                                        WORLD GAMING PLC

                                        By: /s/ Simon Coulthard
                                            -------------------
                                        Name: Simon Coulthard
                                        Title: Group Financial Director

                                  EXHIBIT INDEX


Exhibit           Description of Exhibit

1 Registrant's Financial Statements at and for the three and six months ended June 30, 2002

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
         (All figures in thousands of US dollars, except per share data)

                Special Note Regarding Forward-Looking Statements

         We make certain forward-looking statements in this document within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Private Securities Litigation Reform Act of 1995 provides a safe harbour for forward-looking statements. To comply with the terms of the safe harbour, we note that a variety of factors could cause our actual results and experience to differ substantially from the anticipated results or other expectations expressed in our forward-looking statements. When words and expressions such as: "believes," "expects," "anticipates," "estimates," "plans," "intends," "objectives," "goals," "aims," "projects," "forecasts," "possible," "seeks," "may," "could," "should," "might," "likely," "enable" or similar words or expressions are used in this document, as well as statements containing phrases such as "in our view," "there can be no assurance," "although no assurance can be given" or "there is no way to anticipate with certainty," forward-looking statements are being made. These forward-looking statements speak as of the date of this document.

         The forward-looking statements are not guarantees of future performance and involve risk and uncertainties. These risks and uncertainties may affect the operation, performance, development and results of our business and could cause future outcomes to differ materially from those set forth in our forward-looking statements. These statements are based on our current beliefs as to the outcome and timing of future events, and actual results may differ materially from those projected or implied in the forward looking statements. Further, some forward-looking statements are based upon assumptions of future events which may not prove to be accurate. The forward-looking statements involve risks and uncertainties including, without limitation, the risks and uncertainties referred to in our filings with the Securities and Exchange Commission, including our most recent Form 20-F.

We undertake no obligation to publicly update or revise any forward-looking statements as a result of future developments, events and conditions outside of our control. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ significantly from those forecast in any forward-looking statements. Given these risks and uncertainties, investors should not overly rely or attach undue weight to our forward-looking statements as an indication of our actual future results.

Overview

World Gaming Plc ("World Gaming" or the "Company") is a UK-based Internet gaming software and e-business services company. The Company is an international developer, licensor and provider of online gaming products, including casino, sportsbook and pari-mutuel betting.

Starnet Systems International Inc., a subsidiary of the Company incorporated and operating out of Antigua, licenses its gaming software to third parties for an initial licensing fee and monthly royalties. Inphinity Interactive Inc., a wholly-owned subsidiary of the Company develops gaming software and web pages. The Company's Internet casino, which targets only customers outside North America, is operated by its subsidiary, World Gaming Services, Inc., also incorporated and operating out of Antigua.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
         (All figures in thousands of US dollars, except per share data)


The following tables set out selected consolidated information from the statements of operations for the three months and six months ended June 30, 2002 and June 30, 2001 and the balance sheets as at June 30, 2002 and at December 31, 2001:

                  SELECTED STATEMENT OF OPERATIONS INFORMATION

                      For the three months ended    For the six months ended
                        ----------------------       ----------------------
                        June 30,      June 30,       June 30,      June 30,
                          2002          2001           2002          2001
                        --------      --------       -------       --------

Net Sales ........      $ 2,655       $  3,426       $ 7,176       $  8,369
Gross Profit .....        2,349          2,211         6,266          5,616
Operating Expenses        5,328         15,451        10,218         20,407
Net Loss .........       (2,942)       (13,220)       (3,847)       (14,743)


                       SELECTED BALANCE SHEET INFORMATION


                                                June 30, 2002  December 31, 2001
                                                -------------  -----------------

Working Capital ..............................    $ (5,777)        $ (2,426)
Total Assets .................................       7,941           12,181
Long Term Debt (current and long-term portion)         946            1,083
Accumulated Deficit ..........................     (25,210)         (21,363)
Total Shareholders' Equity (Deficit) .........      (2,300)           1,686

Total revenues for the quarter ended June 30, 2002 were $2,655 compared to $3,426 for the same period last year, representing a decrease of 23 per cent. Year-to date, revenues decreased 14 per cent to $7,176 compared to $8,369 for the same period last year. Net loss for the quarter ended June 30, 2002 was $2,942 or $0.09 per share compared to a net loss of $13,220 or $0.40 per share for the corresponding period last year. Year-to-date, net loss was $3,847 or $0.11 per share compared to a net loss of $14,743 or $0.45 per share for the same period last year.

The Company experienced a 5 per cent decline in royalty revenues during the quarter and 4 per cent year-to-date largely due to a decrease in average royalty rate. The decrease in average royalty rate was primarily due to an increase in system-wide revenue contribution (as a percentage of total system wide revenue) from our largest licensee to 73 per cent and 70 per cent respectively for the quarter and six months ended June 30, 2002 from 51 per cent and 51 percent for the same period last year. The decrease in average royalty rate was partially offset by a 31 per cent year-to-date increase in the number of wagers managed by our servers and a 29 per cent year-to-date increase in the average users utilizing our software. Transaction processing related revenue was down 66 per cent and 63 per cent for the quarter and six months ended June 30, 2002 to $287 and $688 from $833 and $1,877 as an increasing number of licensees have assumed their own merchant processing responsibilities. Licensing revenue decreased 87 per cent for the quarter as there was no new licensee. Year-to-date, licensing revenue increased 134 per cent to $498 from $213 in the same period last year.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
         (All figures in thousands of US dollars, except per share data)

Gross margins were 89 per cent and 87 per cent respectively in the quarter and year-to-date compared to 65 per cent and 67 per cent in the prior year, reflecting a more profitable revenue mix. The reduction of revenues from transaction processing and reselling of gaming licenses played a role in improving our gross margins as these revenue sources have historically been low margin revenue.

Development, selling, general and administrative expenses decreased 33 per cent to $3,422 during the quarter compared to $5,118 for the same period last year and 4 per cent compared to the previous quarter. Year-to-date, development, selling, general and administrative expenses decreased 18 per cent to $7,199 compared to $8,785 in the same period last year. The decrease in the Company's expenses is primarily due to a 10 per cent and 17 per cent decrease respectively in the Company's employee headcount during the quarter and year-to-date. Also during the quarter, the Company incurred a bad debt expense of $862 due to the acquisition of one of the Company's licensees, and incurred severance costs of $341 resulting from the restructuring of the corporate office. For the three months and the six months ended June 30, 2001, the operating expenses included year end adjustments for the fiscal year ended April 30, 2001. For additional discussions related to these adjustments, please refer to the 20-F document for the fiscal year ended April 30, 2001.

Liquidity and Capital Resources

At June 30, 2002, the Company had $61 in cash and cash equivalents, down from $2,206 at December 31, 2001. The decrease was primarily due to the use of cash in operations resulting from a year-to-date net cash loss. Cash was also used to purchase new capital assets of $670 and make capital lease payments of $137. In August 2002, the Company obtained financing of $1,500 of which $1,250 had been advanced through September 30, 2002. At September 30, 2002, cash and cash equivalents totaled $985.

Working capital deficit at June 30, 2002 decreased to $ (5,777) from $ (2,426) at December 31, 2001. Included in working capital is $1,200 related to the anticipated settlement of the class action lawsuit. This is calculated as the value of shares expected to be issued for settlement of the suit and no cash is anticipated to be paid to cover this matter (See Note 3 to the Unaudited Consolidated Financial Statements).

The Company also has reserves held by credit card processors totaling $1,246. These funds are held as rolling reserves and are typically released to the Company after six months. Accounts receivable decreased slightly from $2,591 at December 31, 2001 to $2,043 at June 30, 2002. The decrease in accounts receivable is primarily due to seasonally lower royalties and fees generated in June 2002 when compared to December 2001. Accounts receivable is comprised of royalty and transaction fees due from operating licensees that have their own merchant accounts and from new licensees that were offered an installment payment plan on the initial licensing fees. Royalty and transaction fees due from operating licensees are usually collected prior to the end of the following month. Licensing fees are usually collected in full prior to recognition of the revenue. At June 30, 2002, accounts receivable consisted primarily of royalty and transaction fees due from operating licensees.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
         (All figures in thousands of US dollars, except per share data)

Prepaid expenses and deposits increased by $233 to $671 at June 30, 2002 compared to $438 at December 31, 2001. The increase is primarily due to additional prepaid legal and insurance costs incurred by the Company during the six months ended June 30, 2002. Other current assets increased by $173 to $382 at June 30, 2002 when compared to $209 primarily due to increased financing costs. The increased cost is mostly due to licensing costs incurred in our new gaming jurisdiction. Other current assets are comprised primarily of deferred financing costs related to the Company's current financing effort and deferring costs associated with establishing a new gaming jurisdiction.

Deferred revenue which relates to amounts collected from new licensees not yet live at the end of the month, increased slightly to $281 at June 30, 2002 from $260 at December 31, 2001. At June 30, 2002, there were a number of new licensees waiting to go live on our system from whom deposits were previously collected.

Net cash used in investing activities for the six months ended June 30, 2002 was $670 compared to $466 provided by the same period last year. The decrease from investing activities was primarily due to the purchase of capital assets.

Net cash used for financing activities for the six months ended June 30, 2002 was $137 compared to $148 in the same period last year. Cash was used for principal payments on existing capital lease.

                        WORLD GAMING PLC AND SUBSIDIARIES
                           Consolidated Balance Sheets
                         (In Thousands of U.S. Dollars)


                                     ASSETS
                                     ------


                                                       June 30,    December 31,
                                                         2002          2001
                                                        -------      -------
                                                      (Unaudited)
CURRENT ASSETS

   Cash and cash equivalents .......................    $    61      $ 2,206
   Reserves and deposits with credit card processors      1,246        2,532
   Accounts receivable, net ........................      2,043        2,591
   Employee loans and advances-current portion .....         37           68
   Prepaid expenses ................................        671          438
   Other current assets ............................        382          209
                                                        -------      -------

     Total Current Assets ..........................      4,440        8,044
                                                        -------      -------

   Capital Assets, net .............................      3,501        4,133
                                                        -------      -------

OTHER ASSETS

   Employee loans and advances-long term portion ...          -            4
                                                        -------      -------

     Total Other Assets ............................          -            4
                                                        -------      -------

     TOTAL ASSETS ..................................    $ 7,941      $12,181
                                                        =======      =======

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                        WORLD GAMING PLC AND SUBSIDIARIES
                     Consolidated Balance Sheets (Continued)
                         (In Thousands of U.S. Dollars)


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                 ----------------------------------------------


                                                        June 30,   December 31,
                                                          2002         2001
                                                        --------     --------
                                                      (Unaudited)
CURRENT LIABILITIES

   Accounts payable and accrued liabilities ........    $  6,694     $  5,911
   Accrual for legal claims ........................       1,200        1,200
   Funds held on deposit ...........................       1,120        2,041
   Deferred revenue ................................         281          260
   Current portion of capital lease obligation .....         922        1,058
                                                        --------     --------

     Total Current Liabilities .....................      10,217       10,470
                                                        --------     --------

Capital lease obligations, less current maturities            24           25
                                                        --------     --------

     Total Liabilities .............................      10,241       10,495
                                                        --------     --------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY (DEFICIT)

   Capital stock authorized 100,000,000 shares at
     $0.001 par value; 34,193,181 shares issued
     and outstanding ...............................      24,188       24,188
   Deferred compensation ...........................           -         (168)
   Accumulated deficit .............................     (25,210)     (21,363)
   Accumulated other comprehensive loss ............      (1,278)        (971)
                                                        --------     --------

     Total Stockholders' Equity (Deficit) ..........      (2,300)       1,686
                                                        --------     --------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY
     (DEFICIT) .....................................    $  7,941     $ 12,181
                                                        ========     ========

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                                 WORLD GAMING PLC AND SUBSIDIARIES
                               Consolidated Statements of Operations
                                  (In Thousands of U.S. Dollars)
                                            (Unaudited)



                                       For the Three Months Ended     For the Six Months Ended
                                                 June 30,                      June 30,
                                       ---------------------------   ---------------------------
                                           2002           2001           2002           2001
                                       ------------   ------------   ------------   ------------
REVENUE
   Royalties and fees ...............  $      2,637   $      3,247   $      6,628   $      8,016
   Licensing ........................            18            135            498            213
   Other ............................             -             44             50            140
                                       ------------   ------------   ------------   ------------
     Total Revenue ..................         2,655          3,426          7,176          8,369

   Cost of sales ....................           306          1,215            910          2,753
                                       ------------   ------------   ------------   ------------
     Gross Profit ...................         2,349          2,211          6,266          5,616
                                       ------------   ------------   ------------   ------------

OPERATING EXPENSES

   Development, selling, general,
    and administrative ..............         3,422          5,118          7,199          8,785
   Provision for bad debts ..........           862          3,150          1,150          3,290
   Accrued settlement of legal issues             -          4,524              -          4,524
   Legal ............................            83            771            175            974
   Restructuring of operations ......           277          1,237            341          1,536
   Depreciation and amortization ....           658            651          1,302          1,298
   Interest and bank charges ........            26              -             51              -
                                       ------------   ------------   ------------   ------------
     Total Operating Expenses .......         5,328         15,451         10,218         20,407
                                       ------------   ------------   ------------   ------------
Net Loss From Operations ............        (2,979)       (13,240)        (3,952)       (14,791)

OTHER INCOME

   Other income .....................            37             20            105             48
                                       ------------   ------------   ------------   ------------
     Total Other Income .............            37              -            105             48
                                       ------------   ------------   ------------   ------------
LOSS BEFORE INCOME TAXES ............        (2,942)       (13,220)        (3,847)       (14,743)

Income taxes ........................             -              -              -              -
                                       ------------   ------------   ------------   ------------
NET LOSS ............................        (2,942)       (13,220)        (3,847)       (14,743)
                                       ------------   ------------   ------------   ------------

OTHER COMPREHENSIVE LOSS

   Foreign currency translation .....          (216)           416           (307)            25
                                       ------------   ------------   ------------   ------------
     Total other comprehensive loss .          (216)          (416)          (307)            25
                                       ------------   ------------   ------------   ------------
NET COMPREHENSIVE LOSS ..............  $     (3,158)  $    (12,804)  $     (4,154)  $    (14,718)
                                       ============   ============   ============   ============
BASIC LOSS PER SHARE ................  $      (0.09)  $      (0.40)  $      (0.11)  $      (0.45)
                                       ============   ============   ============   ============
WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING .................    34,193,181     33,015,403     34,193,181     32,604,292
                                       ============   ============   ============   ============

                          The accompanying notes are an integral part of
                             these consolidated financial statements.

                                                10

                        WORLD GAMING PLC AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
                         (In Thousands of U.S. Dollars)
                                   (Unaudited)

                                                           For the Six Months
                                                             Ended June 30,
                                                           -------------------
                                                             2002       2001
                                                           -------    --------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net loss ............................................   $(3,847)   $(14,743)
   Adjustment to reconcile net loss to net
    cash used by operating activities:
     Depreciation and amortization .....................     1,302       1,298
     Option based compensation expense .................       168          21
     Write-off of long-term receivable .................         -       1,512
   Changes in operating assets and liabilities:
     (Increase) decrease in reserves with
        credit card processors .........................     1,286        (613)
     (Increase) in accounts receivable and
        employee advances ..............................       583       2,025
     (Increase) in prepaid expenses and deposits .......      (233)         67
     (Increase) decrease in other assets ...............      (173)        505
     Increase (decrease) in accounts payable and accrued
      liabilities ......................................       783       8,385
     Increase (decrease) in funds held on deposit ......      (921)        698
     Increase (decrease) in deferred revenue ...........        21          30
                                                           -------    --------
       Net Cash Used For Operating Activities ..........    (1,031)       (815)
                                                           -------    --------

CASH FLOWS FROM INVESTING ACTIVITIES

   Proceeds from the sale of property and equipment ....         -           -
   Purchase of property and equipment ..................      (670)       (227)
   Transfer to restricted cash .........................         -        (239)
                                                           -------    --------

       Net Cash Used For Investing Activities ..........      (670)       (466)
                                                           -------    --------

CASH FLOWS FROM FINANCING ACTIVITIES

   Payment received on long-term receivable ............         -          84
   Principal payments on capital lease obligations .....      (137)       (334)
   Proceeds from capital lease obligations .............         -          46
   Proceeds from stock subscriptions receivable ........         -          56
                                                           -------    --------
     Net Cash Used For Financing Activities ............      (137)       (148)
                                                           -------    --------
     Effects of exchange rate on cash ..................   $  (307)   $     25
                                                           -------    --------

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                        WORLD GAMING PLC AND SUBSIDIARIES
                Consolidated Statements of Cash Flows (Continued)
                         (In Thousands of U.S. Dollars)
                                   (Unaudited)


                                                      For the Six Months
                                                        Ended June 30,
                                                     --------------------
                                                      2002         2001
                                                     -------      -------
DECREASE IN CASH AND CASH EQUIVALENTS ..........     $(2,145)     $(1,404)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD       2,206        2,484
                                                     -------      -------
CASH AND CASH EQUIVALENTS END OF PERIOD ........     $    61      $ 1,080
                                                     =======      =======


                 SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION
                 ----------------------------------------------

CASH PAID DURING THE PERIOD FOR

 Interest ......................................     $    30      $     -
 Income taxes ..................................     $     -      $     -


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                        WORLD GAMING PLC AND SUBSIDIARIES
            Notes to the Unaudited Consolidated Financial Statements
                       June 30, 2002 and December 31, 2001

NOTE 1 - ACCOUNTING POLICIES

         The consolidated financial statements at June 30, 2002 and for the three and six months ended June 30, 2002 and 2001 are unaudited, but include all adjustments (consisting only of normal recurring adjustments) which in the opinion of management, are necessary to state fairly the financial information set forth therein in accordance with accounting principles generally accepted in the United States of America.

NOTE 2 - UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

         The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America for interim financial reporting and the instructions to Form 6-K. Accordingly, certain information and footnote disclosures normally included in financial statements prepared under accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such regulations. These consolidated financial statements for the three and six months ended June 30, 2002 should be read in conjunction with the Company's annual report on Form 20-F for the fiscal year ended December 31, 2001. The results of operations for the six months ended June 30, 2002, may not be indicative of the results that may be expected for the year ending December 31, 2002.

NOTE 3 - MATERIAL EVENTS

         The Company had employment contracts with its two principal officers. The salary and bonus compensation resulting from these contracts are as follows:
                                                                    Potential
                                                                    Bonus as a
                                       Term of the       Base      percentage of
    Name and Principle Position          Contract     Salary ($)   Base Salary)
    ---------------------------          --------     ----------   -------------
    Michael Aymong, President & CEO       2 years        $350       Up to 100%

    Rodney Davis, CFO and acting COO      2 years        $190       Up to 50%

         As previously disclosed, Michael Aymong's employment with the Company began April 9, 2001. Mr. Aymong's contract provided for various other benefits and payments, including options to purchase equity securities in the Company. Mr. Aymong resigned on June 19, 2002. Stock options issued to Mr. Aymong prior to his termination remain outstanding and continue to vest until April 2003. No release agreement has been entered into with Mr. Aymong at this time.

         Mr. Rodney Davis's employment with the Company began on July 7, 2001. As part of his remuneration package, Mr. Davis was entitled to and received various options to acquire equity securities of the Company. Mr. Davis resigned on June 20, 2002. A release agreement signed by Mr. Davis includes payment of six months base salary, bonus accrual, severance bonus, and accrued vacation pay. Options granted to Mr. Davis will continue to vest until November 2002.

                        WORLD GAMING PLC AND SUBSIDIARIES

            Notes to the Unaudited Consolidated Financial Statements
                       June 30, 2002 and December 31, 2001

NOTE 3 - MATERIAL EVENTS (Continued)

         The Company is in the process of negotiating the terms of an employment agreement with a new CEO.

         Additionally, the Company has entered into several other employment contracts with key employees and consultants through November 27, 2002.

         In June 2002, the Company vacated offices in Toronto. The Company continues to be liable for the lease payments for the duration of the lease term.

         In June 2002, the Company moved into new office space in Antigua. The new lease agreement is for a one-year period and calls for monthly lease payments of $9. The Company satisfied all terms under the previous lease.

         During March 2002, two members of the Company's board of directors resigned including the chairman of the board. In June 2002, the Company's chief executive officer and acting chairman of the board, along with the chief financial officer resigned. Additionally, an interim chief executive officer served from June 2002 to July 2002 before resigning. A new chief executive officer and group finance director have been appointed.

         On September 9, 2002, an Order and Final Judgment was entered approving the settlement of the class action lawsuit against the Company. Using the formula specified by the Memorandum of Understanding and an effective date of October 10, 2002, the Company is obligated to issue 6,588,226 ADR's (shares). These shares will be issued by the Company pursuant to the instructions set forth in the Stipulation and Agreement of Settlement. The Company has accrued for the full amount of the settlement as well as additional amounts for administrative and legal expenses.

NOTE 4 - GOING CONCERN

         The Company's consolidated financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has accumulated significant losses and has negative working capital. All of these items raise substantial doubt about its ability to continue as a going concern. The Company has implemented measures to greatly reduce operating costs. Among these measures are efforts to eliminate non-value-added expenses through the consolidation of operations at one primary location and a significant reduction in the company's work force. The Company is also converting its sales staff from a direct sales force to a business development group which will focus primarily on developing the Company's existing client base. In addition to these measures, the Company intends to continue to seek out additional financing.

                        WORLD GAMING PLC AND SUBSIDIARIES

            Notes to the Unaudited Consolidated Financial Statements
                       June 30, 2002 and December 31, 2001

NOTE 5 - SUBSEQUENT EVENTS

         During August 2002, the Company signed a loan agreement whereby the Company could borrow up to $1.5 million ($1,500 in thousands). Pursuant the terms of the agreement, the Company has received $1.25 million ($1,250 in thousands). The loan bears interest at the rate of 2% above LIBOR with interest accruing daily. The terms of the agreement call for repayment of 75% of the loan no later than June 30, 2003, with interest accrued to that date and full amount of the loan, and accrued interest, repaid no later than September 30, 2003.

         The Company signed an employment agreement with a new group finance director in August 2002, providing for annual base compensation of 75 UK Pound Sterling (approximately $115 US) in addition to other normal executive employment benefits. The agreement calls for a probationary period of three months. A share option package will be agreed upon before the end of the probationary period.

         In August 2002, the Company moved into new office space in London. The new lease agreement is for a one-year period commencing August 12, 2002 and calls for quarterly lease payments of 5 UK Pound Sterling (approximately $8 US). The agreement also provides the Company with an option to extend for two terms of one year each until August 12, 2006 subject to annual increases in lease payments in line with the UK Retail Price Index.


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